

DIVISION OF
CORPORATION FINANCE

October 27, 2009

By U.S. mail and facsimile

Mr. Robert Yuan, Principal Accounting Officer
China Fire & Security Group, Inc.
B-2508 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE: China Fire & Security Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-33588**

Dear Mr. Yuan:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Appendix A

How Executive Compensation Is Determined, page 43

1. Include in the amendment to the Form 10-K the information given to us in response to prior comments 4 and 5.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765, with any other questions

Sincerely,

Terence O'Brien
Branch Chief